# 33 Days Film

Entertainment Education Social Impact Film Films

## Based on the true story of a man bringing hope to San Francisco's homeless

33DAYSFILM.COM LOS ANGELES CALIFORNIA


FROM THE SCREENWRITER OF
"I CAN ONLY IMAGINE"
AND
THE PRODUCER OF
"RAGAMUFFIN"
33
DAYS
BASED ON THE INCREDIBLE
TRUE LIFE STORY OF
ROGER HUANG



*This is a true story about one man's ability to effect change for the most vulnerable in San Francisco's Tenderloin. His simple act of faith grew into a movement where he started a school, church, free medical clinic, rescue mission, school of ministry, and a thrift store to benefit the most desperate community in San Francisco.*

**Edward James Portillo** Producer/founder @ 33 Days Film

### Why you may want to support us...

1. Sharing the life of Roger Huang, a pastor who did a 33-day hunger strike outside SF City Hall.
2. A film starring an Asian actor — representation sought out in Hollywood.
3. Emily Rose (SyFy's Haven & Sony's Uncharted adventure game series) attached as the female lead
4. An active mission where 10,000 volunteers a year are trained to serve in the Tenderloin neighborhood.
5. Focused audiences: faith-based, justice-oriented, action/political change, Asian communities.
6. Have raised 100K to date, with the script completed, and currently seeking to attach talent
7. From the producer of 'Ragamuffin' and the screenwriter of 'I Can Only Imagine'
8. Authentic storytelling as half of the 33 Days team has worked alongside Roger in the Tenderloin

### Why investors ❤ us

WE'VE RAISED $52,330 SINCE OUR FOUNDING

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Edward James Portillo**

Producer/founder

*Award-winning producer of stage, film, and the reality show "All Summer Long" which premiered on The Trinity Broadcasting Network, Parables.tv, and Newreleasetoday.com. The former manager of the San Francisco Rescue Mission.*



**David & Daniel Holechek**

Co-Director, Producer

*Has directed, produced or edited 6 feature-length films and 15 short films including the multi-award winning short film 'A Finger Two Dots Then Me' and the internationally distributed faith-based feature 'Ragamuffin'.*



**Tony Gapastione**

Producer/Founder

*Filmmaker and founder of BraveMaker Media an NGO focused on justice, diversity and inclusion in the Bay Area.*



**Terry Lu**

Producer/founder

*Worked with Steve Oedekerk at O Entertainment on projects such as the Thumb series and also "Kung Pow - Enter the Fist " Terry also serves on the Board at City Impact.*



**Roger Huang**

Producer/Founder/Author

*Founded San Francisco City Impact 37 years ago, Co-author of Chasing God, based on a true story based on unfortunate circumstances leading me to experiencing hope, love and a radical transformation leading me to starting SF City Impact.*

# The true story of Pastor Roger Huang during his 33-day hunger strike outside of San Francisco City Hall.


HUNGER STRIKE Day 7
HUNGER STRIKE Day 7

## Story Synopsis

“33 DAYS” is a feature-length narrative film geared for a general audience that takes place in San Francisco, California. Much like the critically-acclaimed “Fruitvale Station” by director Ryan Coogler this film will highlight the beauty and grittiness of San Francisco while telling the story of Pastor Roger Huang during his 33-day hunger strike outside of San Francisco City Hall.

Using the hunger strike as a backdrop and narrative backbone, the film will depict Pastor Roger's life story and the dramatic events that have led him to this desperate act of defiance. From a painful and abusive childhood to a youth spent on the streets, finding love in his wife Maite, and discovering the catalyst for the rest of his life: Jesus. Roger’s character arc follows a man who is at first pensive and overwhelmed with the problems of the Tenderloin, to a strong leader who is unwavering and courageous in his advocacy for the people he loves so deeply. All because of his unwavering faith in God.

The film opens with Pastor Roger setting up a folding chair outside of the San Francisco City Hall steps. He sits, thinks, and prays. This image jumps us back three decades in the past as we explore his early years and the motivations and barriers he will have to overcome as an adult. As the story moves forward, we move back and forth from Roger’s past to the hunger strike of the present, using it as a source of intrigue: what is he doing, why is he doing it?

We see the early years of the ministry and Pastor Roger's passion to protect the children of the Tenderloin - visually juxtaposing his own troubled childhood with the children he meets on the streets. The film will chronicle his growing ministry and the miracles that take place that demonstrate the amazing transformative power that faith can have.



Eventually, the past and present meet - we understand what's at stake and why Pastor Roger has made his demands of the city. The last act of the film plays out as one man's faith takes on the large, powerful, slow-moving establishment. We will see inside of the chambers of City Hall. Mayor Gavin Newsom and his

staff will play a role in giving the perspective of how Pastor Roger's hunger strike is perceived through the eyes of the governing class. For a new mayor, who may have presidential aspirations, the prospect of having a prominent figure in the community go without food, indefinitely, in front of his office does not bode well for him.

After unsuccessfully trying to convince Pastor Roger to end his strike, it becomes clear to the Mayor that he is not dealing with a fair-weather protestor, but rather an agent of change. We will examine how this protest changed the course of history for the Tenderloin neighborhood by changing the hearts of city officials.

## Filmmaking Team & Approach

The filmmaking team is made up of diverse, experienced filmmakers with the range of talent and industry knowledge needed to bring this story to a wide audience. The team has combined to produce or direct 6 feature films and over 25 short films that have received worldwide distribution as well as screening and winning awards at major film festivals around the globe such as SXSW, Slamdance, Heartland Film Festival, and the Maui International Film Festival. See more about the team and their approach in the video below:


33 Days Investor Reel
from David Holechek
FILMMAKING TEAM
06:03
vimeo

/357ab05a30

## Style and Mood

We are big believers in obtaining, before anything else, authenticity in our telling of this story. From the production design to the dialogue to the casting, we strive to be as accurate to Pastor Roger's story as we can be. Along with that will come a "gritty" realness. We want to make the Tenderloin a character and to be true to its likeness - showing both the good and the bad. This will be a film that should challenge its audience with the realities of what goes into intervening in the lives of the desperate and hopeless.

The script makes great use of stories and moments pulled directly from the books and from our ongoing research process. Creative license has been taken mostly in the compression of events - linking stories from the novel closer together to maximize the dramatic plot elements and to make it more practical to capture.









Among Americans:
Have you watched a Christian movie in the last year?
9% Not Sure
51% No
40% Yes
Percent who answered "yes" among demographic groups:
Most likely to have seen a Christian movie:
Evangelicals: 74%
Weekly Churchgoers: 64%
African-Americans: 59%
Least likely to have seen a Christian movie:
Non-Christian faiths: 37 %
Age 65+: 31%
No religious affiliation: 11%
LifeWayResearch.com
LifeWay


| Film Name | Revenue | | | Producer Profit and Loss | | |
|---|---|---|---|---|---|---|
| | Theatrical | Home Video and Digital | TV and Ancillary | Production Budget | Collected Revenue | Profit/(Loss) |
| War Room | $73,707,105 | $82,931,829 | $21,035,785 | $3,000,000 | $57,808,907 | $54,808,907 |
| God's Not Dead | $63,777,092 | $60,648,555 | $14,021,304 | $1,150,000 | $52,539,886 | $51,389,886 |
| Courageous | $35,185,884 | $69,206,985 | $9,290,196 | $2,000,000 | $37,499,150 | $35,499,150 |
| The Grace Card | $2,430,735 | $43,879,363 | $2,039,136 | $200,000 | $17,436,652 | $17,236,652 |
| God's Not Dead 2 | $23,567,558 | $23,244,564 | $7,896,507 | $5,000,000 | $11,877,225 | $6,877,225 |
| Grace Unplugged | $2,507,159 | $16,398,049 | $2,508,999 | $1,700,000 | $7,254,856 | $5,554,856 |
| Do You Believe? | $15,780,089 | $15,384,087 | $5,025,025 | $2,300,000 | $3,914,080 | $1,614,080 |
| October Baby | $5,355,847 | $10,117,439 | $1,084,033 | $1,000,000 | $3,693,225 | $2,693,225 |
| Where Hope Grows | $1,166,052 | $8,923,723 | $1,317,996 | $2,000,000 | $3,400,188 | $1,400,188 |



Ratings from audiences and critics for the 100 most profitable feature films budgeted under $3 million, 2007-2016
RELIGIOUS
HORROR
DOCUMENTARIES AND DRAMA
IMDb audience score (out of 10)
Metascore (out of 100)

- **Taken from the AFM article "What Types of Low Budget Films Break out?"**
- **Faith-based films**
- **Most Profitable Films:** War Room, God's Not Dead, Fireproof, Courageous, Facing the Giants.
- **MPAA Rating:** Two-thirds are rated PG and the remaining third are PG-13.
- **Running Time:** Fairly long, all are over 110 minutes and the average is two hours.
- **Critical Reviews:** Incredibly poor, with an average Metascore of just 30 out of 100.
- **Audience Reviews:** Similar to the horror pool, with an average IMDb rating of 6.4 out of 10.
- **Type of Release:** Nationwide, but carefully targeted. The films played in an average of 1,273 theatres with the widest being War Room at 1,945 theatres.
- **Income Streams:** 23% from theatrical, 63% from home video, and 15% from TV and other ancillary income.
- **Income Location:** 98% of income came from North American sources with just 2% coming from outside the US and Canada.

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

We are a group of award-winning producers who are completely investing in bringing the compelling story of Pastor Roger Huang to life through 33 Days film.

### Where will your company be in 5 years?

We hope that we will bring this production through to completion and distribution. In five years' time, we hope that the film will be released across all available distribution platforms and be providing not only a healthy return for our investors but will be spreading a much-needed message of faith, sacrifice, and putting everything on the line for others.

### Why did you choose this idea?

This is a true story about one man's ability to effect change for the most vulnerable in San Francisco's Tenderloin. His simple act of faith grew into a movement where he started a school, church, free medical clinic, rescue mission, school of ministry, and a thrift store to benefit the most desperate community in San Francisco.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Roger is an immigrant. This story tells the story of someone coming to the United States for the "American Dream." But he gave it all up to serve those in need and he sacrificed his own desires to ensure that his community would have their basic needs met.

Roger is a man of action. Armed by faith, he held a hunger strike outside of San Francisco City Hall for 33 Days and the result was nothing short of a miracle. Because of his selfless act he uplifted the tenderloin community by cutting through the San Francisco bureaucracy and moving Mayor Gavin Newsom to do something on behalf of this desperate community.

### How far along are you? What's your biggest obstacle?

We have a full script, $100,000 of investments, and a production team ready to take the next step. Emily Rose (SyFy's Haven & Uncharted action-adventure game) is attached to play the lead actress. We are in the development stage moving towards pre-production.

### Who competes with you? What do you understand that they don't?

The faith-based genre has become a saturated market and that is why now more than ever projects have to stand out above the rest. The audience is looking for authenticity right now. A crisis is amounting at churches across America and it surrounds the idea of tithing or making monthly donations. The emerging generation is questioning why they need to give to a building and not to a movement. They want to see their faith in action and they want to know that being a person of faith is more than just the right outward appearance. 33 Days captures that sentiment and will build a groundswell of justice oriented community engaged people of faith, activated to make a difference in their sphere of influence.

### How will you make money?

Distributing the film through traditional and non-traditional methods. This includes theatrical, digital download and streaming services, international theatrical, physical Blu Ray and DVD sales and Video on Demand services. Film will also be tied to ancillary products and potential supportive curriculum and mixed media materials.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Making a film in any context is series of mini miracles and making money in independent film is also not a sure bet but our team is confident in the strength of our capabilities and the dynamism of Roger's story that we will make a successful and profitable film. What needs to go right is that our base of faith-based consumers grows to a broader base because of the interest and targeting marketing of the film. We also need this film to travel outside of the traditional domestic market where most faith-based films make their money and into the international market. The casting of Roger is key to the success as we will rely on the actor's presence overseas to open doors internationally.

### How much am I going to make from my investment?

Repayment to investors of their principal sums of investment plus 10% interest and after the film recoups it's funding remaining funds are split between 50% goes to producers and 50% goes to investors

### What other films have you done?

The team has combined to produce or direct 6 feature films and over 25 short films that have received worldwide distribution as well as screening and winning awards at major film festivals around the globe such as SXSW, Slamdance, Heartland Film Festival, and the Maui International Film Festival.

### What is your sales strategy?

Faith-based films are usually a domestic market play but since 33 Days has an Asian lead that opens us up to the international market. Attaching an Asian lead that has an international following will help secure our ability to sell the film overseas.

Traditional Income Streams: 23% from theatrical, 63% from home video, and 15% from TV and other ancillary income.

Traditional Income Location: 98% of income came from North American sources with just 2% coming from outside the US and Canada.

### What is your marketing strategy

In addition to a traditional distribution platform, the filmmakers feel it is important to use the film as a catalyst for positive action. To this end, '33 Days' will hit the road as part of an outreach ministry that gives audiences a chance to see the film before it is available in wide release and to help others - much in the same ways that Roger and San Francisco City Impact have done throughout the years.

- Day of service at participating organizations that serve in the inner city and night screening of '33 Days'.
- Mobilize volunteers to serve at rescue missions, soup kitchens, social enterprises, schools, and other organizations that serve inner-city communities.
- Night service with a live worship set, screening of '33 Days', and call to action with sponsorship opportunities for San Francisco Academy students.
- Begin the roll out 9 months out before the film's release. Goals of the Campaign
- Take the roadshow on 12 dates across the United States. - Mobilize a volunteer base that will continue to stay involved in their community after the event is over
- Create '33 Days' ambassadors that will spread the word about the film's release by giving people an opportunity to make a difference in the cities they live in. Campaign Includes
- Sponsorship opportunities for promotional and ancillary materials.
- Advance sale ticketing.
- Short worship set by an emerging artist.
- Hosted by City Impact staff.
- Call and response for City Academy sponsorship
- Sale of 33 days gear at both the morning and evening events.

### What if I want to make a charitable donation to support the film and receive a tax deduction?

Yes, this is possible through our relationship with Impact Foundation.

Here's how it works

An Impact Account lets you put your business and investing talents to work maximizing the impact of your charitable capital through investments in transformational businesses and enterprising charities.

1. Grant to your Account. Establish your Impact Account (a donor-advised fund) and grant to it.

2. Recommend Investments. We vet companies, manage paperwork, and handle

3. Returns fuel more good. Financial returns are available for reinvesting or granting to charity.

Get 40% - and up to 50% in some states - of your capital back right away in the form of a charitable tax deduction

Please reach out to Edward Portillo EdwardJamesPortillo@me.com for more information